

October 6, 2010

Mr. Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

      Re: ING Groep N.V.
             Form 20-F for Fiscal Year Ended December 31, 2009
             Filed on March 18, 2010
             File No. 001-14642

Dear Mr. Flynn:

      We have reviewed your July 29, 2010 response to our June 30, 2010 letter and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

      After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

2.1. Notes to the Consolidated Financial Statements
2.1.6 Segment Reporting
51 Operating segments, page F-111

1.   In your response to our previous comment 10 you indicate that your internal reporting does not include a full breakdown of assets and liabilities to each of your reporting units. As a result you do not disclose a measure for total assets and liabilities by operating segment. Please explain to us whether you provide any asset and/or liability information by segment to your chief operating decision maker. If so, please revise your disclosure to present this asset and liability information by segment, reconcile it to your total consolidated assets and liabilities and explain which assets and liabilities are evaluated at the segment level and why. Otherwise please explain to us why assets and liabilities must be entirely allocated to individual segments in order to meet the principle to disclose information about segment assets and segment liabilities in paragraph 21(b) of IFRS 8.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant